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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 17)

                              Aqua Alliance Inc.
                           (Name of Subject Company)

                                    Vivendi
                         Aqua Acquisition Corporation
                                   (Bidders)

                               ----------------

                Class A Common Stock, par value $.001 per share
                                      and
     Warrants to Purchase Class A Common Stock, par value $.001 per share
                        (Title of Class of Securities)

                               ----------------

                                   038367108
                                   038367116
                    (CUSIP Numbers of Class of Securities)

                               ----------------

                                 Michel Avenas
                         Aqua Acquisition Corporation
              c/o Vivendi North America Management Services, Inc.
                               800 Third Avenue
                                  38th Floor
                              New York, NY 10022
                           Telephone: (212) 753-2000
          (Name, Address and Telephone Number of Person authorized to
           Receive Notices and Communications on Behalf of Bidders)

                                   Copy to:
                            Martha E. McGarry, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                           Telephone: (212) 735-3000

                           CALCULATION OF FILING FEE

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
            Transaction                                            Amount of
            Valuation*                                            Filing Fee**
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
            $97,091,876                                             $19,418
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
* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 32,935,254 shares of Class A Common Stock, par value $.001 per share (the "Shares"), of Aqua Alliance Inc. (the "Company"), a Delaware corporation, at a price of $2.90 per Share net to the seller in cash, without interest thereon and 3,949,099 warrants to purchase the Shares issued pursuant to the Company Rights Offering dated January 26, 1998 (the "Warrants"), at the purchase price of $0.40 per Warrant. Such number of Shares represents the 31,551,754 Shares outstanding as of July 9, 1999, not owned by Vivendi, a societe anonyme organized under the laws of the Republic of France and its wholly owned affiliates, and assumes the issuance prior to the consummation of the Offer of 1,383,500 Shares upon the exercise of outstanding options. Such number of Warrants represents the 3,949,099 Warrants outstanding as of July 9, 1999.
** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.   Form or Registration No.: Not
Filing Party: Not applicable.             applicable.
                                          Date Filed: Not applicable.

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                                 14D-1 and 13D
 CUSIP Nos. 038367108/                                       Page 2 of [ ]
       038367116                                             Pages


 1Name of Reporting Person I.R.S. Identification No. of
  Above Person (Entities Only)

  Aqua Acquisition Corporation
--------------------------------------------------------------------------------

 2Check the Appropriate Box if a Member of a Group                      (a) [X]
                                                                        (b) [_]

--------------------------------------------------------------------------------

 3
  SEC Use Only
--------------------------------------------------------------------------------

 4
  Sources of Funds AF
--------------------------------------------------------------------------------

 5Check Box if Disclosure of Legal Proceedings is Required Pursuant to   [_]
  Item 2(d) or 2(e)

--------------------------------------------------------------------------------

 6
  Citizenship or Place of Organization
  Delaware

--------------------------------------------------------------------------------

 7
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  0 shares of Class A Common Stock
--------------------------------------------------------------------------------

 8
  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
  Certain Shares
--------------------------------------------------------------------------------

 9Percent of Class Represented by Amount in Row (7)
  0%
--------------------------------------------------------------------------------

10
  Type of Reporting Person
  CO

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                                 14D-1 and 13D
 CUSIP Nos. 038367108/                                       Page 3 of [ ]
       038367116                                             Pages


 1Name of Reporting Person I.R.S. Identification No. of
  Above Person (Entities Only)

  Vivendi (formerly named Compagnie Generale des Eaux)
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 2Check the Appropriate Box if a Member of a Group
                                                                        (a) [X]

                                                                        (b) [_]
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 3
  SEC Use Only
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 4
  Sources of Funds WC;OO
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 5Check Box if Disclosure of Legal Proceedings is Required Pursuant to   [_]
  Item 2(d) or 2(e)

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 6
  Citizenship or Place of Organization
  Republic of France

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 7
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  153,714,675 shares of Class A Common Stock*
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 8
  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
  Certain Shares
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 9Percent of Class Represented by Amount in Row (7)
  83%
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10Type of Reporting Person
  CO


* All such Shares are owned directly and indirectly by Vivendi through its wholly owned subsidiary, Vivendi North America Operations, Inc., which owns 153,714,675 shares of Class A Common Stock.

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Aqua Acquisition Corporation (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Vivendi ("Parent"), a societe anonyme organized under the laws of the Republic of France, to purchase all of the outstanding shares of Class A Common Stock, par value $.001 per share (the "Shares"), of Aqua Alliance Inc. (the "Company"), a Delaware corporation, at a purchase price of $2.90 per Share, net to the seller in cash, without interest, and all outstanding Warrants to purchase the Shares issued pursuant to the Company Rights Offering dated January 26, 1998 (the "Warrants"), at the purchase price of $0.40 per Warrant, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer").

  This Statement also constitutes a Statement on Schedule 13D with respect to the beneficial ownership of each of the Purchaser and Parent with respect to the Shares. The item numbers and responses thereto are in accordance with the requirements of Schedule 14D-1.

Item 1. Security and Subject Company.

  (a) The name of the subject company is Aqua Alliance Inc. The address of its principal executive offices is 30 Harvard Mill Square, Wakefield,
Massachusetts 01880.

  (b) The information set forth in the "INTRODUCTION," "SPECIAL FACTORS-- Purpose and Structure of the Offer and the Merger; Plans for the Company after the Offer and the Merger," "--Rights of Stockholders in the Offer and the Merger" and "THE TENDER OFFER--Section 1. Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in "THE TENDER OFFER--Section 5. Price Range of the Shares and Warrants; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

  (a)-(d), (g) This Statement is being filed by the Purchaser and Parent. The information set forth in the "INTRODUCTION" and "THE TENDER OFFER--Section 8. Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and the Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

  (e)-(f) During the last five years neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in
Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  (a)(1) Other than the transactions described in Item 3(b) below, neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

  (a)(2) Other than the transactions described in Item 3(b) below, neither the Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

  (b) The information set forth in the "INTRODUCTION," "SPECIAL FACTORS-- Purpose and Structure of the Offer and the Merger; Plans for the Company after the Offer and the Merger," "THE TENDER OFFER--Section 7. Certain Information Concerning the Company" and "--Section 8. Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

  (a)-(b) The information set forth in "SPECIAL FACTORS--Financing of the Offer and the Merger" and "THE TENDER OFFER--Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

  (a)-(e) The information set forth in the "INTRODUCTION," "SPECIAL FACTORS-- Purpose and Structure of the Offer and the Merger; Plans for the Company after the Offer and the Merger" and "--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in "THE TENDER OFFER--Section 6. Possible Effects of the Offer on the Market for the Shares and Warrants; AMEX Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a)-(b) The information set forth in "INTRODUCTION," "SPECIAL FACTORS-- Beneficial Ownership of the Shares and Warrants," "THE TENDER OFFER--Section
8. Certain Information Concerning Parent and the Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  The information set forth in the "INTRODUCTION," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Plans for the Company after the Offer and the Merger," "--Related Party Transactions," "THE TENDER OFFER--
Section 1. Terms of the Offer," "--Section 8. Certain Information Concerning Parent and the Purchaser," "--Section 9. Source and Amount of Funds" and "--
Section 12. Certain Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

  The information set forth in "THE TENDER OFFER--Section 13. Certain Fees and Expenses" and "SPECIAL FACTORS--Analysis of Investment Banker to Parent" of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

  The information set forth in "THE TENDER OFFER--Section 8. Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 10. Additional Information.

  (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

  (b)-(c) The information set forth in the "INTRODUCTION," "SPECIAL FACTORS-- Purpose and Structure of the Offer and the Merger; Plans for the Company after the Offer and the Merger," "THE TENDER OFFER--Section 10. Certain Conditions of the Offer" and "--Section 11. Certain Legal Matters; Required Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "THE TENDER OFFER--Section 6. Possible Effects of the Offer on the Market for the Shares and Warrants; AMEX Listing; Exchange Act Registration; Margin Regulations" and "--Section 11. Certain Legal Matters; Required Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (e) The information set forth in "THE TENDER OFFER--Section 12. Certain Legal Matters; Required Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 11. Materials to be Filed as Exhibits.

 (a)(1)  Offer to Purchase dated July 16, 1999.

 (a)(2)  Letter of Transmittal.

 (a)(3)  Notice of Guaranteed Delivery.

 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.

 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.

 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.

 (a)(7)  Press Release of Company dated July 12, 1999.

 (b)     Not applicable.

 (c) (1) Agreement and Plan of Merger, dated as of July 9, 1999, by and among the Company, the Purchaser and Parent.

 (c)(2)  Recapitalization Agreement, dated as of September 24, 1997, among the
         Company, Parent and Vivendi North America Company ("VNAC") and
         Amendment No. 1 to the Recapitalization Agreement, dated as of January
         26, 1998, among the Company, Parent and VNAC.

 (c)(3)  Investment Agreement, dated as of March 30, 1994, among the Company,
         Parent and VNAC and Amendment No. 1 to the Investment Agreement, dated as of March 31, 1999, among the Company, Parent and VNAC.

 (c)(4) Amendment dated as of July 15, 1999, by and among the Company, the Purchaser and Parent to the Agreement and Plan of Merger, dated as of July 9, 1999 by and among the Company, the Purchaser and Parent.

 (d)     Not applicable.

 (e)     Not applicable.

 (f)     Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 1999

                                          Aqua Acquisition Corporation

                                            /s/ Michel Avenas
                                          By: _________________________________
                                            Name:Michel Avenas
                                            Title:President

                                          Vivendi

                                            /s/ Daniel Caille
                                          By: _________________________________
                                            Name:Daniel Caille
                                            Title:Directeur

                               INDEX TO EXHIBITS

 Item No.                              Description
 --------                              -----------
 (a)(1)   Offer to Purchase dated July 16, 1999.

 (a)(2)   Letter of Transmittal.

 (a)(3)   Notice of Guaranteed Delivery.

 (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.

 (a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees.

 (a)(6)   Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.

 (a)(7)   Press Release of Company dated July 12, 1999.

 (b)      Inapplicable.

 (c)(1) Agreement and Plan of Merger, dated as of July 9, 1999, by and among the Company, the Purchaser and Parent.

 (c)(2)   Recapitalization Agreement, dated as of September 24, 1997, among the
          Company, Parent and Vivendi North America Company ("VNAC") and
          Amendment No. 1 to the Recapitalization Agreement, dated as of January 26, 1998, among the Company, Parent and VNAC.

 (c)(3)   Investment Agreement, dated as of March 30, 1994, among the Company,
          Parent and VNAC and Amendment No. 1 to the Investment Agreement, dated as of March 31, 1999, among the Company, Parent and VNAC.

 (c)(4) Amendment dated as of July 15, 1999, by and among the Company, the Purchaser and Parent to the Agreement and Plan of Merger, dated as of July 9, 1999 by and among the Company, the Purchaser and Parent.

 (d)      Not applicable.

 (e)      Not applicable.

 (f)      Not applicable.